UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

Commission File Number 000-51778

GLOBAL MAINFRAME CORP.
(Translation of registrant's name into English)

#101, 435-4 Avenue SW., Calgary, Alberta T2P 3A8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.
Form 20F    X  	Form 40F ____

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934. ___ Yes    No X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.



DOCUMENTS INCLUDED AS PART OF THIS REPORT
Exhibit 99.1	Purchase and Sale Agreement for certain assets
of XTYVIA Data Systems, Inc.
Exhibit 99.2 Share Purchase Agreement for purchase of all the outstanding capital stock of Mapfusion, Inc.



Acquisition of Assets of XTYVIA Data Systems, Inc.

	On May 19, 2008, the Board of Directors of the Registrant adopted a resolution to approve the purchase of certain assets from XTYVIA Data Systems, Inc. ("XTYVIA") in exchange for (a) 641,666 voting common shares of the Registrant; (b) an option to purchase an additional 1,664,000 shares of the Registrant's common shares at a price of C$0.48 per share expiring 90 days from the closing date; and, (c) an option to purchase an additional 500,000 shares of the Registrant's common shares at a price of C$0.85 per share expiring 12 months from the closing date. The Registrant purchased field management software for the oil and gas industry from XTYVIA.

Acquisition of all Outstanding Capital Stock of Mapfusion, Inc.

	On May 22, 2008, the Board of Directors of the Registrant adopted a resolution approving the acquisition of all of the outstanding capital stock of Mapfusion, Inc. ("Mapfusion") in exchange for (a) 8,000,000 shares of the capital stock of the Registrant; and (b) options to purchase a total of 4,000,000 shares of capital stock of the Registrant at a price of C$0.60 per share expiring two years from the closing date. Mapfusion is in the business of developing and selling computer software providing mapping services to industry.



SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          GLOBAL MAINFRAME CORP.
                                                (Registrant)

Date: July 10, 2008			By:  /s/ Steve Turcotte
                                      Name:  Steve Turcotte- Secretary
2


Exhibit 99.1	Purchase of Certain Assets of XTYVIA Data Systems, Inc.

	PURCHASE AND SALE AGREEMENT dated effective March 14, 2008.

BETWEEN:

	XTYVIA Data Systems Inc. with Corporate Offices 50 Barclay Walk S.W., Calgary, Alberta T2P 4V9 and also 10221-121 Street, Grande
Prairie, Alberta T8V 8B5 The Calgary Office Phone number is 403 - 510 - 6034

(hereinafter referred to as "XTYVIA")

OF THE FIRST PART
AND:

	Global Mainframe Corp., an Alberta corporation, having its head office at 101, 435 - Fourth Avenue SW., Calgary, Alberta T2P
3A8   Phone 1-866-979-2727

	(hereinafter "GMFCF")

OF THE SECOND PART
W H E R E A S:

A.	XTYVIA has been developing a number of assets which are briefly described in Schedule "A" hereto, and wishes to sell them to GMFCF - all of XTYVIA assets described in Schedule "A", being hereinafter referred to as the "XTYVIA Assets".

B.	GMFCF is desirous of purchasing the XTYVIA Assets on the terms hereinafter set forth.

C.	GMFCF is registered pursuant to the United States Securities Exchange
Act of 1934 ("34 Act"), as a foreign private issuer, through the filing of a Form F-20.


NOW THEREFORE, in consideration of the premises and the covenants and agreements hereinafter contained, the Parties agree as follows:

1.	XTYVIA agrees to sell, transfer and assign the XTYVIA Assets to
GMFCF.


2.	In full consideration of the sale of the XTYVIA Assets pursuant to
Clause 1 and the issuance of shares pursuant to Clause 2, GMFCF will issue and allot to XTYVIA:

(b)	641,666 voting common shares in the capital of GMFCF which the US
SEC or exchange may impose restrictions and a 90 day option of 1,664,000 warrants available at $0.48 and a option of 500,000 warrants available at $0.85 for a term of 12 months, of the closing date;
(c)	Global Mainframe will pay to a maximum of $800,000.00 (10 Percent of these sales) to XTYVIA based on incoming sales that are collected and paid in full, this would be only with companies that are using the ERM and ODIS platform, this will expire in 24 months of the closing date;


(d)	Global Mainframe will pay a total of $25.00 per SPOT Device sold and will not bear the 10% royalty required by sub-clause (b), XTYVIA will ensure that the Device has passed Class 1 Division 2 Certification; this will expire in 36 months of the closing.

(e)	Brian William Pike will agree to a standard "GMFCF Work Contract"
for a minimum of three years that will include a base salary, stock options, job descriptions, operations performance minimums, non-competes and non-discloser agreements before the closing.

3. 	To ensure that XTYVIA's existing shareholders get direct shareholder interests in GMFCF, XTYVIA agrees that it will transfer to each shareholder a certificate forthwith after the receipt of the Purchase Consideration and to take such steps as are necessary to distribute to the XTYVIA shareholders the GMFCF voting common shares and warrants based on the percentage of ownership.

4.	XTYVIA agrees that, as GMFCF is registered under the 34 Act, it will execute such supplemental documents or provide supplemental information as GMFCF may require from time to time to make such further filings, or public disclosures as may be required under U.S. securities laws and GMFCF agrees that it will bear all costs to comply. Also XTYVIA agrees to allow GMFCF's CEO and or CFO to complete a full review of XTYVIA's financial records and the Corporate Minute Book before the Effective Date.
Upon satisfactory review by GMFCF, it intends to issue a letter of approval in writing, which is in order to remove this condition of closing before the closing date.

5.	As it is the objective of XTYVIA that, inter alia, its shareholders may be entitled to trade the shares of GMFCF that it receives pursuant to this Agreement in Canada and in compliance with the Canadian securities laws, included in the purchase and sale agreement, it is agreed that the parties are using the section 85 (the deferral provisions) of the Income Tax Act of Canada, and GMFCF may initiate, forthwith after the closing of this Agreement, such steps as its legal advisors may advise are appropriate to become, or to be deemed, a "reporting issuer" in at least two Provinces of Canada.

6.	XTYVIA covenants and warrants in favour of GMFCF that it is the legal and beneficial owner of the XTYVIA Assets and that it is unrestricted in its right to sell such assets to GMFCF free and clear of all liens, charges and encumbrances, save only compliance with the provisions of Clause 9 below. GMFCF will also have full access to all accounting and company records before the closing and own the all records on closing related to the purchased assets.

7.	XTYVIA will, forthwith after the execution hereof, schedule an extraordinary general meeting of its shareholders to secure the appropriate approval for the sale of the XTYVIA Assets to GMFCF and the date that such a resolution is passed will hereinafter be called the "Effective Date".

8.	XTYVIA, GMFCF and their executive officers shall, in anticipation of the Approval Date of April 9, 2008, satisfy all requirements as may be necessary and appropriate to enable this Agreement to close in a timely fashion. The Parties shall also, immediately following the Approval Date, complete all such things as may be necessary to affect the closing of this Agreement.

9. 	The "Effective Date" of the transaction is May 9, 2008 and requires signed resolutions by both boards, approving the transaction or it maybe cancelled or extended. To complete the transaction, the closing date will be set May 23, 2008. The assets are to be delivered to GMFCF and operational within its control.

10.	All references to monies herein are in Canadian dollars.

11.	This Agreement will be interpreted according to the laws of
the Province of Alberta and the laws of Canada.

12.	This Agreement shall ensure to the benefit of and be binding upon the Parties hereto and their respective administrators and permitted assigns, and their related or associated companies or persons.

13.	The Parties hereto agree to perform such further acts and to execute such further documents as may be necessary to carry out the true intent and meaning of this Agreement.

IN WITNESS WHEREOF the Parties hereto have hereunto caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.


XTYVIA Data Systems Inc.

Per::	/S/ BRIAN WILLIAM PIKE
      Mr. Brian William Pike,
	Director


Global Mainframe Corp.


Per:	/S/ STEVEN J. TURCOTTE
	Mr. Steven J. Turcotte,
	Director



SCHEDULE 'A' TO AGREEMENT DATED March 14, 2008
BETWEEN
XTYVIA Data Systems Inc.
and
Global Mainframe Corp.


PART I

All of the assets of XTYVIA exclusive of those described in Part II below which shall include, but not be limited to:

1	(a)	All of the company assets including ongoing customer contracts, system hardware, domains and computer programmes which it has developed, or is in the course of developing, which are focused on, among other things, Time Management, Manufacturing, Inventory, Oil and Gas Service, Rental, Sales Reporting and Expense Reporting under the name Share Point and ODIS, some or all of which have been described in the Websites : http://odis.xtyvia.com. sp009.alentus.com/default.aspx and http://www.xtyvia.com/, brochures and pamphlets that have been previously issued by XTYVIA under names of Share Point, ODIS (office Data Information System) under Microsoft Solution
ID #36883 and XTYVIA which have been generally referred to by XTYVIA as constituting its "Solutions". Hardware assets included are 2 laptops these are HP Pavillion., One Developer Laptop which is a HP Pavillion 3000. 2
Dell PE -860's Dual Core. All the GIS Mapping data for off-road for Canada and also All the Land Description Data Set for Manitoba to British Columbia.



(b)	(i)	All "Technical Information" which has been developed by
XTYVIA with respect to the properties and assets described in sub-clause
(a) above - it being acknowledged that "Technical Information" includes but is not limited to any and all copyrights, patents, patent applications, trademarks, designs, design patents, industrial designs, design applications, know-how, trade secrets, documents, drawings, prototypes, computer hardware, computer-stored information and copies thereof, brochures, customer information, distributor information, source of supply information, product and component knowledge, other written and recorded material including plans, diagrams and instruction manuals and any other information and know-how relating to such property and assets and any Modifications thereto.

	(ii)	All "Modifications" shall mean any improvements, changes,
modifications, designs and/or additions arising from or made in connection with the property and assets described above subsequent to the execution of this Agreement.

	(iii)	"Know-how" is as defined in Article 1(7)(1) of European
Economic Community Regulation 556/89 which defines "know-how" as:

	1(7)(1) - a body of technical information that is secret, substantial and identified in an appropriate form;

	1(7)(2) - "secret" means that the know-how package as a body or in the precise configuration and assembly of its components is not generally known or easily accessible, so that part of its value consists in the lead-time the licensee gains when it is communicated to him; it is not limited to the narrow sense that each individual component of the know-how should be totally unknown or unobtainable outside the licensor's business;

	1(7)(3) - "substantial" means that the know-how includes information which is of importance for the whole or a significant part of (i) a manufacturing process, or (ii) a product or service, or (iii) for the development thereof and excludes information which is trivial. Such know-how must thus be useful - i.e. can reasonably be expected at the date of conclusion of the agreement to be capable of improving the competitive position of the licensee, for example by helping him to enter a new market or giving him an advantage in competition with other manufacturers or providers of services who do not have access to the licensed secret know-how or other comparable secret know-how;

	1(7)(4) - "identified" means that the know-how is described or recorded in such a manner as to make it possible to verify that it fulfils the criteria of secrecy and substantiality and to ensure that the licensee is not unduly restricted in his exploitation of his own technology. To be identified the know-how can either be set out in the licence agreement or in a separate document or recorded in any other appropriate form at the latest when the know-how is transferred or shortly thereafter, provided that the separate document or other record can be made available if the need arises.

	(iv)	Any patents, patent applications, trademarks, trademark
applications, copyrights or copyright applications and any and all Scientific Research & Experimental Development Tax Credits which XTYVIA has to date, or would be entitled to have, or apply for with respect to any of the XTYVIA Assets.

PART II

All of the software and the newly consolidated server hardware of the product called "VIPIT" which XTYVIA has developed to establish a market in Canada and all of the know-how and technical information.



Amendment (Clarifications) to the Purchase and Sale Agreement
Dated "March 14, 2008" agreed to on April 23, 2008.

BETWEEN:

	XTYVIA Data Systems Inc. with Corporate Offices 50
 Barclay Walk S.W., Calgary, Alberta T2P 4V9 and also 10221-121
Street, Grande Prairie, Alberta T8V 8B5 The Calgary Office Phone number is 403 - 510 - 6034

(hereinafter referred to as "XTYVIA")

OF THE FIRST PART
AND:

	Global Mainframe Corp., an Alberta corporation, having its head office at 101, 435 - Fourth Avenue SW., Calgary, Alberta
T2P 3A8   Phone 1-866-979-2727

	(hereinafter "GMFCF")

OF THE SECOND PART

IN WITNESS WHEREOF the Parties hereto have hereunto caused this Agreement and the amendments to be executed by their duly authorized officers as of the day and year first above written.

XTYVIA Data Systems Inc.

Per:	/S/ BRIAN WILLIAM PIKE
      Mr. Brian William Pike,
	Director


Global Mainframe Corp.


Per:	/S/ STEVEN J. TURCOTTE
	Mr. Steven J. Turcotte,
	Director




Exhibit 99.2		Share Purchase Agreement for Mapfusion, Inc.

SHARE PURCHASE AGREEMENT
       THIS AGREEMENT made effective as of the 7th day of May, 2008.
BETWEEN:
CHARLES BERARD, CALVIN MANZ AND E. G. SMITH, each a
business person residing in the City of Calgary, in the Province of
Alberta and GOFF CONSTRUCTION LIMITED, an Ontario corporation;
(collectively, the "Vendors")
OF THE FIRST PART
- and -
GLOBAL MAINFRAME CORP., an Alberta Corporation with an
office in the City of Calgary, in the Province of Alberta
(the "Purchaser")
OF THE SECOND PART
	WHEREAS the Vendors are the owners of all of the issued and outstanding shares of Mapfusion Inc.; an Alberta Corporation with offices in Calgary and Toronto.
	AND WHEREAS the Vendors have agreed to sell and transfer, and the Purchaser has agreed to purchase and accept, on the terms and conditions hereinafter set forth, all of the Vendors' right, title, estate and interest in and to the said shares;
	NOW THEREFORE THIS AGREEMENT WITNESSETH THAT, in consideration of the premises and of the respective covenants and agreements of the parties hereto hereinafter set forth, the parties hereto hereby covenant and agree with one another as follows:
ARTICLE 1
INTERPRETATION
1.1	Definitions
In this Agreement, including the premises, the Schedules hereto:
(a)	"AGM" means Annual General Meeting of Global Mainframe Corp.
(b)	"Agreement", "this Agreement", "hereto", "hereof", "herein",
"hereunder" and similar expressions refer to this Agreement including the Schedules incorporated herein together with any and all amendments or instruments supplementary hereto or in implementation hereof;
(c)	"Business Day" means any day of the week except Saturday, Sunday or any statutory holiday in Calgary, Alberta, Canada;
(d)	"Closing" has the meaning ascribed thereto in Section 3.1;
(e)	"Closing Date" means May _____, 2008 or such other date as may be mutually agreed upon by the Purchaser and the Vendors;
(f)	"Founder" means Steven J. Turcotte
(g)	"Global Shares" means common shares in the capital of the Purchaser;
(h)	"Global Warrants" means the Global Share purchase warrants issued pursuant to this Agreement. Each whole Global Warrant entitles the holder thereof to purchase one Global Share at a price of $0.60 at any time during the two-year period beginning on the Closing Date.
(i)	"Mapfusion" means Mapfusion Inc., a corporation incorporated under the laws of the Province of Alberta.
(j)	"Mapfusion Shares" means 1,000 common shares in the capital of
Mapfusion, being all of the issued and outstanding shares.
(k)	"Offer to Loan" means the offer by each of Cal Manz and Charles Berard to loan the Purchaser up to $100,000.00 by way of convertible debt after the Closing Date, if requested by the Purchaser, which loan shall be on the terms
set forth in Section 2.7. (l)	"Purchase Price" has the meaning ascribed
thereto in Section 2.2.
(m)	"Purchaser" means Global Mainframe Corp., a corporation incorporated under the laws of the Province of Alberta.
(n)	"Requisite Approvals" means all governmental, regulatory, director, shareholder and third party consents, approvals and authorizations of any nature required to be obtained in connection with the sale and transfer of the Mapfusion Shares to the Purchaser pursuant hereto.
(o)	"Time of Closing" means 2:00 pm (Calgary time) on the Closing Date or such other time on the Closing Date as the Vendors and the Purchaser may mutually agree.
1.2	Schedules
The following schedules attached (or to be attached) hereto form part of this
Agreement:
Schedule A - Ownership of Mapfusion Shares and Right to Global Shares and Global Warrants

Schedule B -	Vendors' Rights and Purchaser Obligations
1.3	Construction
In this Agreement, unless otherwise expressly stated:
(a)	references to a "party" or "parties" are references to a party or parties to this Agreement and references to an "Article", "Section", "subsection", "clause" or "Schedule" are references to an Article, Section, subsection, clause or Schedule of or to this Agreement;
(b)	references to dollar amounts are references to Canadian dollar amounts;
(c)	words importing the singular shall include the plural and vice versa, words importing gender shall include the masculine, feminine and neuter genders, and references to a "person" or "persons" shall include individuals, corporations, partnerships, associations, bodies politic and other entities, all as may be applicable in the context;
(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof; and
(e)	where a word or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning;
(f)	where a word or phrase appears in quotations or parenthesis or both, that word or phrase is deemed to be a defined word or phrase and gets its meaning from the words or phrases that immediately precede or follow that word or phrase;
(g)	references to a statute, regulation or other legal enactment include all of its amendments and re-enactments;
(h)	references to a manner of conduct include, without limitation, any omission, representation, statement or undertaking, whether or not in writing;
and
(i)	time is of the essence.
1.4	Entire Agreement
This Agreement expresses and constitutes the entire agreement between the parties hereto with respect to the purchase and sale of the Mapfusion Shares, and supersedes any previous agreements or understandings with respect to the purchase and sale of the Mapfusion Shares. This Agreement may be amended only by written instrument executed by the Vendors and the Purchaser.
1.5	Conflicts
If any provision in the main body of this Agreement conflicts with a provision in a Schedule to this Agreement, the provision in the main body of this Agreement shall prevail over the conflicting provision in the Schedule to this Agreement, and in such case the meaning of the conflicting provision shall be modified accordingly but only to the extent necessary to resolve such conflict, and, as so modified, shall continue in full force and effect.
ARTICLE 2
PURCHASE AND SALE
2.1	Purchase and Sale
Subject to the terms and conditions hereof, the Vendors hereby agree to sell, assign and transfer to the Purchaser and the Purchaser shall purchase from the Vendors as at the Closing Date all, but not less than all, of the Mapfusion Shares.
2.2	Consideration
The consideration for the Mapfusion Shares shall be through the issuance of:
(i) 8,000,000 Global Shares and (ii) 4,000,000 Global Warrants (collectively, the "Purchase Price"). The Global Shares and Global Warrants shall be registered in the names and amounts set forth in the attached Schedule "A".
2.3	SRED
The Purchaser acknowledges and agrees that any SRED payments (or any other similar payments) or Province of Ontario tax credits (or any other similar payments) owing or accrued to Mapfusion in respect of the period up to May
1, 2008 have been assigned to the Vendors and any such payments received by Mapfusion or the Purchaser shall be held in trust for the benefit of the Vendors and shall be paid to the Vendors immediately upon receipt based on their respective pro rata interest in Mapfusion reflected in Schedule A.
2.4	Price Adjustment
	In the event that the Purchaser issues Global Shares, or securities convertible into or exchangeable for Global Shares at a price per Global Share, exercise price or conversion price which is lower than $0.60 per Global Share within the next twenty four months, (adjusted for any share subdivision, consolidation, reclassification or similar event), exclude any previous obligations entered into prior to this agreement, (the "New Issue Price")
the Purchaser shall, within 30 days after such new financing, issue additional Global Shares to the Vendors, for no additional consideration, in order that the number of Global Shares issued to the Vendors hereunder be grossed up as if the transaction hereunder was completed at the New Issue Price, the number of Global Warrants issued shall be similarly grossed up based on the
New Issue Price.
2.5	Right to Appoint Directors
The Vendor's may put forth one appropriate nominee for the board of directors and the initial nominee shall be Calvin Manz. All shareholders have the right to vote on the appointment of directors at the AGM's.
2.6	Offer To Loan
The Offer to Loan shall expire six months from the Closing Date. If the Offer to Loan is accepted by the Purchaser, a formal and standard loan agreement is required to be signed and Global will pay regular monthly payments, bearing an interest at a rate of 12% per annum based on a standard loan agreement for the term of 24 months and shall be convertible into
Global Shares, at the option of Cal Manz or Charles Berard, at a price of $0.60 per Global Share.
2.7	Additional Rights
The Vendors shall have the additional rights and the Purchaser shall have the additional obligations set out in Schedule "B" hereto, which rights shall be reflected in a Shareholder Agreement among the Vendors, the
Founder and the Purchaser.
2.10 	Section 85 Election.
A Vendor who has exchanged Mapfusion Shares for Global Shares and Global Warrants under this Agreement shall be entitled to make an income tax election, pursuant to subsection 85(1) of the Income Tax Act (Canada)
(and the analogous provisions of provincial income tax law) with respect to the transfer by the holder of Mapfusion Shares to Purchaser by providing two signed copies of the necessary election forms to
Purchaser, duly completed with the details of the number of shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms complying with the provisions of the Income Tax Act (Canada) (or applicable provincial income tax law), the forms will be signed by Purchaser and returned to such former holders of Mapfusion Shares within 30 days after the receipt thereof by Purchaser for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). Purchaser will not be responsible for the proper completion of any election form and, except for the obligation of Purchaser to so sign and return duly completed election forms, Purchaser will not be responsible for any taxes, interest or penalties resulting from the failure by a former holder of Mapfusion Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the Income Tax Act (Canada) (or any applicable provincial legislation).
ARTICLE 3
COMPLETION
3.1	Closing
The closing of the purchase and sale contemplated hereby (the "Closing")
shall take place at the offices of Macleod Dixon LLP, 3700 - 400 Third
Avenue SW, Calgary, Alberta, T2P 4H2 at the Time of Closing on the
Closing Date, or on such other Closing Date, as may be mutually agreed upon in writing.
3.2	Vendors' Deliveries
The Vendors shall deliver or cause to be delivered at the Time of Closing to the Purchaser (in form and substance satisfactory to the Purchaser's
Board of Directors, acting reasonably), the following documents:
(a)	duly executed share transfers transferring the Mapfusion Shares to the Purchaser, together with the existing share certificates for the Mapfusion Shares, duly endorsed in favour of the Purchaser;
(b)	certified resolution of the directors of Mapfusion authorizing the transfer of the Mapfusion Shares to the Purchaser;
(c)	the Vendors' certificates contemplated by subsection 3.4(c);
(d)	the minute book, corporate seal and all other corporate records, documents and materials of Mapfusion;
(e)	resignations of all directors and officers of Mapfusion;
(f)	an executed Offer to Loan;
(g)	$100,000 cash within the Mapfusion bank account to cover the go forward operating expenses for approximately one month based on current declared burn; and
(h)	all other documents and instruments, transfers and conveyances stated herein to have been delivered to the Purchaser or as may be reasonably required by the Purchaser to consummate the transactions contemplated by this Agreement.
3.3	Purchaser's Deliveries
The Purchaser shall, at the Time of Closing, deliver or cause to be delivered to the Vendors (in form and substance satisfactory to the
Purchaser's US Counsel, acting reasonably) the following documents duly executed by the Purchaser:
(a)	the Global Shares and Global Warrants referred to in Section 2.2;
(b)	the certificate contemplated by Section 3.5(c); and
(c)	all other documents and instruments as may be reasonably required to consummate the transactions contemplated by this Agreement.
3.4	Purchaser's Conditions Precedent
The obligations of the Purchaser to complete the transactions herein contemplated are subject to the following conditions (which are for the exclusive benefit of the Purchaser) having been satisfied or expressly waived in writing by the Purchaser on or before the Closing Date:
(a)	the Vendors shall have performed and complied with all of the covenants, agreements and obligations herein;
(b)	the Vendors shall have delivered or cause to be delivered all of the documents and items set forth in Section 3.2 above;
(c)	the Vendors' representations and warranties contained in Article
4 shall be true and correct as at the date hereof and as at the Closing
Date, the Purchaser shall not at the Closing Date be aware of any facts indicating to the contrary, and the Vendors shall on the Closing Date have each delivered to the Purchaser a certificate, dated as of the
Closing Date, stating that the representations and warranties contained in
Article 4 were true and correct as at the date hereof and are true and correct in all material respects as at the Closing Date; and
(d)	A Board of Directors resolution stating that the transaction is adopted approved and consented to in writing, without holding a meeting as manifested and evidenced by signatures of the majority of the directors of the corporation pursuant to Section 117(1) of the Business Corporations Act (Alberta).
In the event that any of the foregoing conditions is not satisfied or waived by the Closing Date, the Purchaser shall be entitled to terminate this Agreement by notice in writing given to the Vendors on the Closing Date.
3.5	Vendors' Conditions Precedent
The obligations of the Vendors to complete the transactions herein contemplated are subject to the following conditions, (which are for the exclusive benefit of the Vendors) having been satisfied or expressly waived in writing by the Vendors on or before the Closing Date:
(a)	the Purchaser shall have complied in all material respects with its covenants, agreements and obligations herein;
(b)	the Purchaser shall have delivered or cause to be delivered all of the documents and items set forth in Section 3.3 above; and
(c)	the Purchaser's representations and warranties contained in Article
5 shall be true and correct as at the date hereof and as at the Closing Date, the Vendors shall not at the Closing Date be aware of any facts indicating to the contrary, and the Purchaser shall on the Closing Date have delivered to the Vendors a certificate of the Purchaser, dated as of the Closing Date, stating that the representations and warranties contained in Article 5 were true and correct as at the date hereof and are true and correct as at the Closing Date.The foregoing conditions shall be for the sole benefit of the Vendors and may be waived in whole or in part by the Vendors in writing. In the event that any of the foregoing conditions is not satisfied or waived by the Closing Date, the Vendors shall be entitled to terminate this Agreement by notice in writing given to the Purchaser on the Closing Date.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE VENDORS
Each of the Vendors severally and not jointly and severally represents and warrants to the Purchaser as follows and acknowledges that the Purchaser is relying on such representations and warranties in connection with its purchase of the Mapfusion Shares (irrespective of any due diligence or other examinations or investigations conducted by or on behalf of the Purchaser):
4.1	No Other Agreement to Purchase or Options
No person, firm or corporation has any agreement, option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, including convertible securities, warrants or convertible obligations of any nature, for the purchase of the Mapfusion Shares owned by the Vendors.
4.2	Good and Marketable Title to Mapfusion Shares
The Vendors are the registered and beneficial owners of the Mapfusion Shares as set forth in Schedule "A", and have good and marketable title thereto, and the Mapfusion Shares are now, and will on Closing be transferred to the Purchaser, free and clear of all liens, encumbrances and security interests of any nature whatsoever.
4.3	Authority Relative to this Agreement
This Agreement has been duly executed and delivered by each of the Vendors and, in respect of each such Vendor, constitutes a legal, valid and binding obligation of such Vendors enforceable against such Vendor in accordance with its terms, subject to the general qualifications that:
(a)	such validity, binding effect and enforceability may be limited by:
(i)	applicable bankruptcy, insolvency, moratorium, reorganization, .
arrangement or winding up laws or other laws affecting creditors' rights generally;
(ii)	the statutory and inherent powers of courts to grant relief from forfeiture, to stay execution of proceedings before it and to stay executions on judgments;
(iii)	a court being unable to obtain jurisdiction over all necessary and indispensable parties to any proceedings before it to enforce any of the agreements; and
(iv)	equitable principles, including the principle that equitable remedies such as specific performance and injunctive relief are available only in the discretion of the applicable court (regardless of whether enforcement is considered in proceedings at law or in equity);
(b)	the validity, binding nature and enforceability of provisions in the
Agreement which purport to sever therefrom any provision which is unenforceable or invalid under applicable law without affecting the enforceability or validity of the remainder of such agreements would be determined in the discretion of the court;
(c)	the failure to exercise a right of action within a period prescribed in the applicable legislation governing the limitation of actions may act as a bar to enforcement of such rights at any time thereafter; and
(d)	the costs of and incidental to proceedings authorized to be taken in court or before a judge are within the discretion of the court or judge before which such proceedings are brought and a court or judge has full power to determine by whom and to what extent the costs of such proceedings will be paid.
4.4	Court Actions
Mapfusion is not subject to any existing or pending court actions, actions by regulatory authorities, or by tax authorities, nor to their knowledge are there any such threatened actions.
4.5	Transferability of Mapfusion Shares
There are no restrictions of any nature on the sale and transfer of all the Mapfusion Shares to the Purchaser pursuant hereto, other than the approval of the directors of Mapfusion to the transfer of the Mapfusion Shares, and the Vendors have the absolute right to effect such sale and transfer.
4.6	Execution and Delivery of Agreement
Neither the execution and delivery of this Agreement nor the completion of the sale and transfer of the Mapfusion Shares in accordance with the provisions hereof will constitute a default under, or be in contravention or breach of:
(a)	any agreement or instrument to which any of the Vendors is a party, or by which it is bound, as the case may be, or
(b)	any judgment, decree, order, a law, statute, rule or regulation applicable to any of the Vendors.
4.7	Residency
Each of the Vendors is a resident of Canada for the purposes of the Income
Tax Act (Canada).
4.8	Agreements Between Shareholders.
There exists no agreement among any of the shareholders of Mapfusion related to Mapfusion or its share capital or other securities.
4.9	Financial Statements; Books and Records.
Mapfusion has furnished the Purchaser with the unaudited financial statements of Mapfusion for period ended April 15, 2008 (collectively, the "Mapfusion Financial Statements"). The Mapfusion Financial Statements fairly and accurately present the financial position of Mapfusion as of April 15, 2008.
4.10	Absence of Undisclosed Liabilities and Changes.
Except as set out in the Mapfusion Financial Statements, Mapfusion has no
material debts, liabilities or obligations of any nature, whether accrued, contingent or otherwise and since the date of such Financials Statements
there has not been:(a)	any material adverse change in the financial
condition, assets, liabilities or business of
Mapfusion; or
(b)	any sale, transfer or other disposition of any assets of Mapfusion other than in the ordinary course of business.
If Mapfusion has any long-term agreements, or any agreements with any employees or service providers or provide a list of such agreements and their principal terms to the Purchaser and Purchaser must be satisfied with the terms before closing. If there are any such agreements they will continue to be binding on Mapfusion after the sale of the Mapfusion shares to Global.The Vendors represent that Mapfusion does not have any subsidiaries.
4.11	Capitalization
As at the date hereof, Mapfusion's authorized share capital consists of 1,000 common shares. As of the Closing, there shall be no declared but unpaid dividends or undeclared dividend arrearages on any capital shares of
Mapfusion. There are no outstanding preemptive, conversion or other rights, options, warrants or agreements granted or issued by or binding upon Mapfusion for the purchase or acquisition of any shares in the capital of Mapfusion. All outstanding securities of Mapfusion were validly issued as fully paid and non assessable shares issued in compliance with all applicable securities Laws. Mapfusion has no option plans share appreciation rights, phantom stock plan or similar rights outstanding.
4.12	Disclosure
This Agreement, the materials referred to herein, and all information disclosed to the Purchaser by Mapfusion in connection with the transactions contemplated hereunder are accurate and complete and do not contain any untrue statement of a material fact and do not omit to state a material fact necessary in order to make the statements contained therein or herein not misleading in the light of the circumstances under which they were made.  There is no fact known to Mapfusion relating to the business or condition of Mapfusion that may materially adversely affect the same which has not been disclosed in writing to the Purchaser.
4.13	Survival
The Vendors representations and warranties set forth in this Article 4 shall survive for the benefit of the parties for a period of one year from the Closing Date. The liability of the Vendors in respect of any misrepresentation hereunder shall apply only with respect to losses or claims ofwhich the Vendors are provided written notice, with reasonable particulars of such loss or claim, within one year following the Closing Date.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
The Purchaser represents and warrants to the Vendors as follows and acknowledges that the Vendors are relying on such representations and warranties in connection with the sale of the Mapfusion Shares
(irrespective of any due diligence or other examinations or investigations conducted by or on behalf of the
Vendors):
5.1	Authority Relative to this Agreement
This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable against such Purchaser in accordance with its terms, subject to the general qualifications that:
(a)	such validity, binding effect and enforceability may be limited by:
(i)	applicable bankruptcy, insolvency, moratorium, reorganization, arrangement or winding-up laws or other laws affecting creditors' rights generally;
(ii)	the statutory and inherent powers of courts to grant relief from
..forfeiture, to stay execution of proceedings before it and to stay executions on judgments;
(iii)	a court being unable to obtain jurisdiction over all necessary and indispensable parties to any proceedings before it to enforce any of the agreements; and
(iv)	equitable principles, including the principle that equitable remedies such as specific performance and injunctive relief are available only in the discretion of the applicable court (regardless of whether enforcement is considered in proceedings at law or in equity);
(b)	the validity, binding nature and enforceability of provisions in the
Agreement which purport to sever therefrom any provision which is unenforceable or invalid under applicable law without affecting the enforceability or validity of the remainder of such agreements would be determined in the discretion of the court;
(c)	the failure to exercise a right of action within a period prescribed in the applicable legislation governing the limitation of actions may act as a bar to enforcement of such rights at any time thereafter; and
(d)	the costs of and incidental to proceedings authorized to be taken in court or before a judge are within the discretion of the court or judge before which such proceedings are brought and a court or judge has full power to determine by whom and to what extent the costs of such proceedings will be paid.
5.2	Execution and Delivery of Agreement
Neither the execution and delivery of this Agreement nor the completion of the purchase of the Mapfusion Shares in accordance with the provisions hereof will constitute a default under, or be in contravention or breach of:
(a)	any agreement or instrument to which the Purchaser is a party, or by which it is bound, or
(b)	any judgment, decree, order, law, statute, rule or regulation applicable to the Purchaser.
5.3	Agreements Between Shareholders
Except as disclosed to the Vendors in writing, there exists no agreement among any of the shareholders of the Purchaser related to the Purchaser or its share capital or other securities.
5.4	Financial Statements; Books and Records
The Purchaser has furnished the Vendors with the Audited (Inception to 2006) Financial Statements, bank statements and any financial agreements that are not included within the audited 2006 Financial Statements. The Financial Statements have been prepared in accordance with American generally accepted accounting principles consistently applied and fairly and accurately present the financial position of the Purchaser to date. The Minute Book is also viewable within the registered office of the corporation.
5.5	Absence of Undisclosed Liabilities and Changes
Except as set out in the Financial Statements or provide copies or SEC filings, the Purchaser has no material debts, liabilities or obligations of any nature, whether accrued, contingent or otherwise and since the date of such Financials Statements there has not been:
(a)	any material adverse change in the financial condition, assets, liabilities or business of the Purchaser; or
(b)	any sale, transfer or other disposition of any assets of the
Purchaser other than in the ordinary course of business.
5.6	Capitalization
As at the date hereof, the Purchaser's authorized share capital consists of unlimited Class A Common Shares and currently issued number is 26,274,808 common shares, no Class B Common Shares issued, no Series A-1 Preferred Shares issued and no Series A-2 Preferred Shares issued. As of the Closing Date, there shall be no declared but unpaid dividends or undeclared dividend arrearages on any capital shares of the Purchaser. There are no outstanding preemptive, conversion or other rights, options, warrants or agreements granted or issued by or binding upon the Purchaser for the purchase or acquisition of any shares in the capital of the Purchaser other than those issued, reserved or committed to be issued pursuant to this Agreement or as provided to in the Asset Sale and Purchase Agreement issued to the
Shareholders with APAR Inc. All outstanding securities of the Purchaser were validly issued as fully paid and non assessable shares issued in compliance with all applicable securities laws. The Purchaser has no share appreciation rights, phantom stock plan or similar rights outstanding.
5.7	Disclosure
This Agreement, the materials referred to herein, and all information disclosed to the Vendors by the Purchaser in connection with the transactions contemplated hereunder are accurate and complete and do not contain any untrue statement of a material fact and do not omit to state a material fact necessary in order to make the statements contained therein or herein not misleading in the light of the circumstances under which they were made.  There is no fact known to the Purchaser relating to the business or condition of the Purchaser that may materially adversely affect the same which has not been disclosed in writing to the Vendors.
5.8	Survival
The Purchaser's representations and warranties set forth in this Article 5 shall survive for the benefit of the parties for a period of one year from the closing Date. The liability of the Purchaser in respect of any misrepresentation hereunder shall apply only with respect to losses or claims of which the Purchaser is provided written notice, with reasonable particulars of such loss or claim, within one year following the Closing Date.

ARTICLE 6
GENERAL
6.1	Communications
All notices and other communications given in connection with this Agreement shall be in writing, and the respective addresses of the parties for the service of any such notices or other communications shall be as follows:
PURCHASER:		Global Mainframe Corp.
			Suite 101, 435 - 4th Avenue S.W.
			Calgary, AB  T2P 3A8
			Attention:  Steve Turcotte
Fax No.: (403) 265-3032
VENDORS:		c/o  Charles Berard
			Macleod Dixon LLP
			3700, 400 - 3rd Avenue S. W.
			Calgary, Alberta, T2P 4H2
       Fax No.:  (403) 264-5973

WITH A COPY TO:	Macleod Dixon LLP
3700, 400 - 3rd Avenue S.W.
Calgary, Alberta, T2P 4H2
Attention:  Stephanie Stimpson
Fax No.:  (403) 264-5973
All notices and communications given in connection with this Agreement shall be sufficiently given if addressed as aforesaid and either delivered by hand or by reputable courier service to the intended recipient's address for service as set forth above, or sent by direct facsimile telecommunication to such party at its fax number as set forth above.  Any notice so given shall be deemed to have been given and received on the first Business Day on which it is presented during normal business hours at the address for service of the addressee thereof, or, in the case of a direct facsimile telecommunication, on the day on which it is transmitted if transmitted prior to or during normal business hours on a Business Day, or on the first Business Day following the day on which it is transmitted if transmitted otherwise. A party may change its address for service by giving written notice thereof to the other parties.
6.2	Transaction Costs
Each of the parties shall be responsible for its own legal, accounting, evaluation and other transaction fees and costs incurred in connection with the purchase and sale contemplated hereby.
6.3	Assignment
Neither of the parties shall be entitled to assign any rights or obligations under or in respect of this Agreement without the prior written consent of the other party, which consent shall not be unreasonably withheld.
6.4	Enurement
This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.
6.5	Further Assurances
Each of the parties shall from time to time and at all times following Closing, without further consideration, do and perform all such further acts and things, and execute and deliver all such further agreements, assurances, deeds, assignments, conveyances, notices, releases and other documents and instruments, as may reasonably be required to more fully assure the transfer of the Mapfusion Shares to the Purchaser in accordance with the provisions of this Agreement, and otherwise to assure the carrying out of the intent and purpose of this Agreement.
6.6	Waiver
No waiver by either party shall be effective unless in writing, and a waiver shall affect only the matter, and the occurrence thereof, specifically identified in the writing granting such waiver and shall not extend to any other matter or occurrence.
6.7	Non-Merger
The provisions contained in this Agreement shall survive the Closing and shall not merge in any conveyance, transfer, assignment or other document or instrument issuing pursuant hereto or in connection herewith. Without limiting the generality of the foregoing, the liability of a party for any breach of any of its representations, warranties, covenants, agreements or other obligations hereunder prior to the completion of the purchase and sale contemplated hereby shall not be extinguished or in any manner diminished by such completion.



6.8	Counterpart Execution
This Agreement may be executed in separate counterparts and by fax, and the executed counterparts shall together constitute one instrument and have the same force and effect as if both of the parties had executed the same instrument.
       IN WITNESS WHEREOF the parties have executed and delivered this Agreement on the date first above written.

WITNESS
/S/ CHARLES BERARD
CHARLES BERARD

WITNESS
/S/CALVIN MANZ
CALVIN MANZ

WITNESS
/S/ JUDSON MARTIN, President
GOFF CONSTRUCTION LIMITED

WITNESS
/S/ EDWARD G. SMITH
EDWARD G. SMITH





GLOBAL MAINFRAME CORP.


By: /S/ STEVEN J. TURCOTTE
        Steven J. Turcotte, CEO









SCHEDULE A
OWNERSHIP OF MAPFUSION SHARES AND RIGHT TO GLOBAL SHARES AND
GLOBAL WARRANTS
The following is a list of the registered owners of the Mapfusion
Shares as at the date hereof and the number of Global Shares and Global Warrants such registered owners shall receive pursuant to the
Agreement:

Name of Shareholder	Number of Mapfusion	Number of Global
			Shares Held		Shares to be Received

Charles Berard 		400			3,200,000

Calvin Manz		380			3,040,000

Goff Construction
Limited			120			960,000

Edward G. Smith		100			800,000



Number of
Global Warrants
to be Received

1,600,000

1,520,000

4180,000

400,000





SCHEDULE B
VENDORS' RIGHTS AND PURCHASER OBLIGATIONS

The Purchaser shall have the following obligations:
Board Committees
The Purchaser will establish an audit committee and a compensation committee, both of which will consist of 3 Board members. Each committee will be a majority non-management directors
Quorum
A quorum for meetings of the Board will be a majority of directors, provided that one of the Vendors' nominees is present until the next AGM. In the event that a quorum is not present, the meeting will be adjourned and reconvened at the same time and place on the date which is 5 business days after the date of the original meeting and at such reconvened meeting a quorum will be only a majority of the directors and any meeting with a quorum may be held on schedule provided that 5 business days advance notice was given and may be conducted by video conferencing or by phone.

The Vendors shall have the following rights:

Information Rights
The Vendors will be entitled to (i) unaudited quarterly financial statements of the Purchaser within 45 days of the end of each quarter; (ii) audited annual financial statements of the Purchaser on completion by the Auditors and provided within 45 days. The Vendors will also be entitled to quarterly and annual budgets. Review of management meeting minutes will be viewable provided a confidentiality and non-disclosure agreement is signed with the Purchaser, within 45 days at a scheduled sit-down meeting with the CEO of Global, as well as to standard inspection rights. Any information that is not public knowledge will be considered Private and Confidential.
Protective Provisions
The Vendors will have all the same rights as the current shareholders but an added right to put forth a nominee director to the board of directors on closing until the next AGM.
General Covenants
The Purchaser shall operate its business in accordance with good industry practice and shall be required to comply with covenants standard to an investment of this nature.
Pre-Emptive Rights
The Vendors shall have a pre-emptive right to participate in subsequent rounds of debt or equity financing (regardless of the class of the shares to be issued) based on their percentage ownership of the outstanding Global Shares at the time of the financing; provided that this right will not apply to offers of options or stock by the Purchaser pursuant to an employee share or stock option plan or employee agreements for a term of twenty four (24) months.

Piggyback/Co-Sale Rights
If the Founder wishes to sell all or a portion of its shares above 5% of the issued and outstanding Global Shares, the Vendors will be entitled to participate in such sale on a pro rata basis. Restrictions on Founder Stock
A Founder shall not transfer its shares above 5% of the issued and outstanding Global Shares without the consent of the Vendors (acting jointly) before three years from the date hereof. For this condition the Founder will have the first right of refusal to purchase the Vendor's shares and options, warrants for three years from the date hereof.






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